Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc.
SEC Staff Comment Letter dated August 5, 2013
File No. 000-15057

Dear Ms. Cvrkel:

We recently requested an extension of time to respond to the above-referenced comment letter. We spoke via telephone with the Effie Simpson, who afforded us an additional ten business days to submit our response. We show the new response date to be September 3, 2013.  We requested the extension because the Company is in the process of transitioning from its previous CFO to its new CFO and due to certain personnel with the company and the auditors being out of the office on vacation and other travel.  Granting this extension will allow the CFO, other officers of the Company and the Company’s lawyers and accountants adequate time to complete our response.  We greatly appreciate the SEC Staff's willingness to accommodate our request.

Please contact me at (501) 688-8866 if you have any questions regarding this letter.

Sincerely,

mitchell, williams, selig,

gates & woodyard, p.l.l.c.

By /s/ C. Douglas Buford, Jr.